Exhibit 99.6

To our shareholders

The first quarter of fiscal 2015 is highlighted by the continued advancement of lead neuropsychiatric drug candidate ELND005 and diabetes drug candidate TT401 (LY2944876). Our wholly owned subsidiary, Transition Therapeutics Ireland Limited (“TTIL”) has been focused on the execution of the ELND005 Phase 2 study of agitation and aggression in Alzheimer’s disease (AD) patients. As well, our development partner Lilly has achieved 50% enrolment in the 375 patient Phase 2 study of TT401. Finally, we have also reported the findings from the ELND005 bipolar study, a study that TTIL terminated for business reasons.

Neuropsychiatric Drug Candidate ELND005

The central operational focus of TTIL has been the execution of the Phase 2 study of ELND005 in agitation and/or aggression associated with AD. The study will enrol up to 400 AD patients that are experiencing moderate levels of agitation and aggression. The study is being performed at more than 70 clinical sites in North America and Europe. The primary endpoint of the study is the change from baseline of the agitation/aggression clinical endpoint, NPI-C (‘Neuropsychiatric Inventory – Clinician’) test. The enrolment of this study has been steady and the participating clinical sites have been very supportive in recruiting subjects for the study. As these agitated AD patients can be a greater burden to care for, we must acknowledge the commitment of both the caregivers and clinical staffs in their tireless efforts to support the participation of the enrolled AD patients.

Announcements of ELND005 data from the bipolar disorder and Down syndrome clinical studies have occurred in Q2 fiscal 2015 and will continue through the remainder of that quarter. The Down syndrome pharmacokinetic clinical study (DS-201) completed enrolment this summer and results from this study will likely be announced before the end of November 2014. Subsequent to the quarter-end, the findings from the bipolar disorder Phase 2 clinical study (BPD201) were announced. TTIL had terminated the BPD201 study for business reasons on April 7, 2014, so that development resources were fully focused on the completion of the current on-going Phase 2 study of ELND005 in agitation and aggression associated with Alzheimer’s disease. Overall in BPD201, ELND005 had an acceptable safety and tolerability profile in the study, and showed numerical differences in the number of mood event recurrences and in the time to mood event favoring ELND005. From a mechanism of action standpoint, observed plasma levels showed that ELND005 achieved targeted exposures and effects on pharmacodynamic measures, namely reduction of brain myo-inositol levels. In addition to these announcements, there will be multiple ELND005 presentations at the Clinical Trials in Alzheimer’s disease (“CTaD”) conference November 20-22, 2014 in Philadelphia, Pennsylvania.

Diabetes Drug Candidate TT401 (LY2944876)

The GLP-1 single agonist market continues to expand with multiple products either completing Phase 3 studies or receiving regulatory approval. An important growth driver for this market has been the emergence of once-weekly administered GLP-1 single agonist peptides that provide diabetes patients additional convenience through reduced injections. There is great investment from large pharmaceutical companies in this area with many of these companies developing GLP-1 single agonist drug candidates. However, the diabetes clinical research community and large pharmaceutical companies are now looking for the next generation of products that can provide additional benefits to diabetes patients. A key therapeutic focus of these communities has been to identify candidates that can provide weight loss. It is in this environment that oxyntomodulin analogues and other therapeutic strategies are targeted to meet this need. TT401 is well-positioned as a leading oxyntomodulin analogue that has demonstrated statistically significant weight loss and blood-glucose lowering in obese type 2 diabetes patients. We are very pleased to have chosen Lilly as our development partner for TT401. Their strong commitment to diabetes and the TT401 program will be key success factors to the development as this program moves forward.

The current TT401 Phase 2 study has been progressing in a very efficient and effective manner. Lilly has been performing the Phase 2 study at multiple clinical sites in North America and Europe. In October 2014, Lilly achieved the clinical milestone of 50% study enrolment. This enrolment milestone triggered a payment of US$ 4 million to Lilly as part of Transition’s financial contribution to the clinical study.

The Phase 2 study is designed to enrol up to 375 type 2 diabetes patients and includes four TT401 study arms, a placebo study arm and an active comparator, extended-release exenatide. The main efficacy outcome measures will be the change in HbA1c (a measure of blood-glucose levels) at week 12 and 24 and change in body weight over the course of the study. With the active comparator study arm of extended-release exenatide, this study will provide an important commercial benchmark of TT401 relative to the first approved once-weekly GLP-1 single agonist.

Growth Through In-Licensed Programs

The progress for the clinical development of the ELND005 and TT401 programs has been on schedule and each of these programs is positioned to have clinical data announcements in calendar 2015. However, the vision for the growth of Transition is to fully leverage its development resources to diversify its risk across a number of therapeutic programs. With this in mind, Transition remains active in identifying and in-licensing additional programs for development. A part of this activity is to enter into agreements with potential partners to jointly de-risk development assets. In this way, Transition will only enter into full licensing agreements at a point where drug candidates have an appropriate risk-reward development profile.

Outlook

This quarter saw important progress across all aspects of the businesses of Transition. TTIL has been focusing efforts to work toward the completion of enrolment of the ELND005 Phase 2 study of agitation and aggression in AD patients. This progress remains on track for enrolment to be completed in Q1 calendar 2015 with data release to follow. TT401 development partner, Lilly, has achieved 50% enrolment of the diabetes Phase 2 study and topline data from this study is expected in calendar 2015. Transition also continues activities to in-license one or two additional development programs during fiscal 2015. Overall, the Company is well-positioned with near-term catalysts in the form of data from the ELND005 and TT401 clinical studies balanced with a long-term view of growth through the addition of new development programs.

I would like to take this opportunity to thank our employees and our Board of Directors and scientific advisors for their contribution. We look forward to reporting on these events over the next year and thank our shareholders for their commitment, continued support and confidence.

Tony Cruz, Chairman and Chief Executive Officer
Transition Therapeutics Inc.